Management’s Discussion and Analysis (“MD&A”)
The following Management Discussion and Analysis, which has been prepared as of May 3, 2007, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the three-month period ended March 31, 2007 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This discussion covers the three-month period ended March 31, 2007 and the subsequent period to April 29, 2007. This MD&A should be read in conjunction with the annual audited consolidated financial statements and the notes for the three years ended December 31, 2006 and the related MD&A. Any references to the financial statement notes within this MD&A are incorporated by reference. Other pertinent information on the Company is available on SEDAR at www.sedar.com as well as on the Company’s web site at www.olympuspacific.com. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available of investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Company Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a main focus in Vietnam. The Company’s most advanced gold properties are Bong Mieu and Phuoc Son, both located in central Vietnam near the port of Da Nang. Olympus, a first mover in Vietnam, is on track to becoming a leading gold producer and explorer in Southeast Asia and has commissioned the first foreign owned gold mine to be operated in Vietnam since the 1940s. Its management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.

A. Exploration, Development and Production Activities

A.1 Bong Mieu Gold Property (“Bong Mieu”) in Vietnam

Exploration
As of March 31, 2007 Olympus has completed six holes totaling approximately 212 metres in the BM Central (VN 220) Area 11 to evaluate the east extension of the narrow, but high grade vein-structure mined at Area 11. The program has confirmed that the mineralized structure extends for more than 100 m to the east.

Follow-up of high-grade mineralization identified on the south trend which hosts the BM underground deposit (VN 230) has returned encouraging results. The vein zone, as intermittently exposed on surface, has now been defined over 650 metres of strike length.

Assay highlights from the geological mapping and sampling of recent local artisan exposures include individual chip samples of 68.6 g/t gold over 1.2 metres, 24.7 g/t gold over 1.4 metres and 17.0 g/t gold over 1.2 metres.

A first phase drill program consisting of 9 shallow holes will be completed in the second quarter of 2007 to test the continuity of this near surface mineralization. The zone is located approximately 100 metres above the main Bong Mieu underground deposit (Nui Kem). This confirms expectations that there are a number of parallel horizons to the main zone.

The average grade of the vein zone is summarized below:

Adit A: 6.04 g/t gold and 5.52 g/t, silver over 0.84 metres
Adit B: 6.69 g/t gold and 9.00 g/t silver over 1.10 metres
Adit D: 30.76 g/t gold and 14.12 g/t silver over 0.97 metres
Adit G: 12.65 g/t gold and 2.98 g/t silver over 0.45 metres
Adit H: 10.39 g/t gold and 3.66 g/t silver over 0.47 metres
Adit I: 2.99 g/t gold and 1.00 g/t silver over 0.50 metres
Adit K: 2.55 g/t gold and 2.55 g/t silver over 0.50 metres
Adit L: 10.34 g/t gold and 5.94 g/t silver over 0.47 metres

The review and validation of the updated Bong Mieu East (VN240) resource estimates have been completed by qualified Olympus staff. The new resource estimates are currently being reviewed and validated by an independent firm as required by National Instrument 43-101. There have been delays in the outside validation and technical report which are required prior to public disclosure. These are now expected during the second quarter of 2007. Significant resource increases are expected at the Bong Mieu East Deposits (VN240) due to the continuity and added value of the tungsten within the observed gold bearing mineralization.

Production
Bong Mieu includes three known deposits, namely, Bong Mieu Central (VN220), Bong Mieu East (VN240) and Bong Mieu Underground (VN230) and several other mineralized occurrences. One property, Bong Mieu Central (VN220), has proven and probable reserves under NI 43-101 resulting in the related mine construction. Commercial production began at Bong Mieu Central (VN220) on October 1, 2006. For the first quarter 2007, Bong Mieu Central produced 1,621 oz. and sold 1,460 oz. of gold at an average gold market price of US$653.84 per oz. The production for the first quarter of 2007 reflected an average grade of 3.0 grams per tonne, mill throughput of 33,573 tonnes and, as a result of low capacity of the detoxification circuit and low pull out at the gravity circuit, a gold recovery of approximately 50%. Ongoing improvements are being made at Bong Mieu Central to increase recovery and capacity including the installation of a control monitoring system in Q1 2007; and in Q1 and Q2 2007, installation of a third detoxification tank to scavenge the gold in solution from the leach tails and installation of a Falcon concentrator as a parallel gravity gold recovery line in the grinding circuit.

Licensing
Bong Mieu is covered by a 25 year Investment License covering 3,000 ha granted in March, 1991. Two Mining Licenses (one on VN220, the other on VN230), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the Investment License area. The Company plans to either apply for a new mining license or modify existing licenses to include Bong Mieu East (VN240). On January 25, 2006, Bong Mieu Gold Mining Company obtained a gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore.

The Bong Mieu exploration license is in the process of being obtained. This license is anticipated to be obtained by third quarter 2007 and is separate from the other licenses. If we are unable to obtain our exploration license, this could impede our future exploration activities. Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the mining and investment licenses.

A.2 Phuoc Son Gold Property (“Phuoc Son”) in Vietnam

Exploration
The 85% owned Phuoc Son Property is located in central Vietnam and contains two high-grade gold deposits to date: the Dak Sa North and South Deposits. As of March 31, 2007, Olympus has completed 5 drill holes for approximately 1,994 metres largely in the North Deposit Extension area. Results from this drilling have continued to return very positive results.

On March 7, 2007 Olympus released updated resource estimates and exploration results at Dak Sa (VN 320). The Measured and Indicated resources, based on drilling up to October 2006 has increased 42% and stands at 493,000 tonnes at an average grade of 13.21 g/t for 209,500 ounces of gold. The M & I total is comprised of Measured resources of 157,000 tonnes, grading 13.21g/t and Indicated resources of 336,000 tonnes, grading 13.21g/t. Additional resources of 94,750 ounces are contained within the Inferred category (273,000 tonnes at 10.78 g/t).

Exploration drilling to the north, since October 2006, has confirmed the extension of mineralization for an additional 500 metres along strike. The zone remains open for further expansion. Significant results include 12.24 g/t over 1.95 metres, 6.94 g//t gold over 8.01 metres,
38.81 g/t gold over 1.25 metres and 8.18 g/t gold over 1.85 metres in holes 210, 209, 204 and 199 respectively. The northern extension (VN 320) holds substantial potential to add significantly to the existing resources. The drilling data derived to date suggests that the northern extension may contain 750,000 to 900,000 tonnes grading between 7 g/t to 8 g/t gold. Using these estimates, the extension area could potentially contain 190,000 to 210,000 ounces of contained gold. Ongoing drilling will focus on continuing to enlarge the zone as well as bringing the currently outlined extension to mineral resource status.

National Instrument 43-101 requires the following statements:
  the tonnage, grade and contained gold estimated for the North Extension are conceptual in nature and do not conform to the definition of a “mineral resource” established by National Instrument 43-101.
  The estimates were based on 13 drill holes totaling approximately 3,900 metres. Drill hole spacing was variable, ranging from 50 to 300 metres. The estimate used an inverse distance squared method.
  The results derived from these calculations may not accurately reflect the estimated potential of the area because: (i) the potential quantity and grade is conceptual in nature; (ii) there has been insufficient exploration to define a mineral resource; and (iii) it is uncertain if further exploration will result in discovery of a mineral resource.

Assay highlights from the north extension (VN 320) phase of drilling are outlined in the table below:

Northern Extension - exploration step-out drill program
HOLE ID		From (m)	To (m)	Core Width (m)	Gold Grade (g/t) Uncut
DSDH 196		316.20	318.00	1.80	4.28
DSDH 199		232.15	234.00	1.85	8.18
	and	244.70	245.00	0.30	7.38
DSDH 203		249.15	251.75	2.60	0.56
DSDH 204		270.65	271.90	1.25	38.81
DSDH 205	and	245.70 267.93	246.60 268.60	0.90 0.67	3.37 3.05
DSDH 206		190.00	190.50	0.50	14.99
	and	214.00	215.65	1.65	2.44
	including	215.40	215.65	0.25	15.40
DSDH 207		258.65	264.65	6.00	2.11
	including	263.00	264.65	1.65	6.61
DSDH 208		268.75	269.20	0.45	11.10
	and	282.50	286.35	3.85	3.84
	including	284.80	286.35	1.55	8.61
	and	291.57	293.00	1.43	6.19
DSDH 209		289.54	297.55	8.01	6.94
	including	289.54	291.35	1.81	13.76
DSDH 210		244.90	246.85	1.95	12.24
Notes:
(1) - All holes were drilled at an inclination of -90 degrees unless otherwise stated.
(2) -Based on current geological interpretation of the drilling results, core widths approximately reflect true widths. Additional drilling is required before definitive true widths can be determined.
(3) - All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand using the Fire Assay method on 50 grams of prepared sample. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry

Development
The Dak Sa Underground Project (VN320) is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about 1 km apart. Should these deposits be developed and constructed into mines, they would share the same infrastructure and eventually be connected by an underground tunnel. As at March 31, 2007, project highlights are as follows:
    Site earthworks are ongoing
    Finalized construction schedule for the months of April - June, 2007
    Finished implementation of the additional slope stabilization works above the Bai Dat twin portals
    Completed construction of permanent explosive magazine with government inspection to occur in second quarter 2007
Licensing
The property is covered by a 30 year Investment License covering 7,000 hectares granted in October 2003. On January 23, 2006, a Mining License application was granted over the South and North deposits. The Mining License allows the Phuoc Son Gold Company Ltd. within a 3.5 year period to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will need to obtain an extension on the Mining License as the 3.5 year period will be inadequate for construction and mining. In mid-2008, the Company plans to apply for an amendment of the current mining license to further extend the boundaries and to extend the license beyond current expiry date. The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property. The Phuoc Son exploration license has expired and the Company is in the process of applying for a new exploration license which would allow exploration activities in the specified areas. Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the investment license. However, the expired exploration license may impede our future exploration activities. Given the lengthy process involved in the application for an exploration license, the Company does not anticipate the receipt of the exploration license until the third quarter of 2007. The renewal exploration license term is typically two years if it is the first renewal of the license.

A.3 Exploration Activities - Philippines

Capcapo Gold-Copper Property (“Capcapo”) in Philippines (PH210)

On February 27, 2007, Olympus announced the commencement of due diligence drilling to evaluate the main Capcapo prospect area where surface channel sampling by Olympus returned assays of 6.78 g/t gold and 8.36 g/t silver over 20 metres or 65 feet. As of March 31, 2007, Olympus has completed one drill hole, with one hole also in progress, for approximately 128.5 metres drilled.

The initial hole, DDH07-09, of Olympus’ program has intersected extensively altered breccia. The alteration zone contains highly anomalous gold and copper mineralization averaging 1.49 g/t gold, 0.31% copper and 5.6 g/t silver from surface to a depth of 94 metres or 308.4 feet.

Higher-grade gold intervals are calculated as:
   3.66 g/t gold, 0.08 % copper and 7.2 g/t silver from surface to 27.74 metres or 91 feet; OR
   2.65 g/t gold, 0.23% copper and 7.12 g/t silver from surface to 43.0 metres or 141 feet.
The mineralization/alteration exhibits Copper - Gold zonation with a high-grade gold zone from surface to 27.74 metres depth averaging 3.66 g/t gold (as above). Copper content increases below 26.0 metres and includes 0.75 g/t gold, 0.53% copper and 5.48 g/t silver over a core width of 43.0 metres or 141 feet; and contains two higher grade copper intervals of:
   0.49 g/t gold, 0.69 % copper and 6.39 g/t silver over 7.26 metres (23.8 feet); AND
   0.77 g/t gold, 0.74% copper and 4.87 g/t silver over 16.0 metres or 52.5 feet.
In addition, surface reconnaissance mapping has located mineralized breccia material located in unexplored areas approximately 150 metres south of hole DDH07-09 assaying 3.65 g/t gold and 3.20 g/t gold and 400 metres east which assayed 0.32 g/t gold from grab samples. These preliminary mapping results highlight the interpreted upside potential yet to be explored at Capcapo.

Subsequent to the current drilling, the ongoing 2007 program will consist of step-out drilling to expand the mineralized zone as well as ground exploration programs to test and delineated other prospective target areas on the property. The property is strategically located north of the prolific Baguio-Mankayan Gold District which has combined production, current reserves and resources in excess of 60 million ounces of gold. The project area has all the similar epithermal-porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored.

On November 23, 2006, a Memorandum of Agreement and Supplement was entered into by Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel Corporation (“Jabel”), subject to completion of due diligence, that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60% interest in the 43 square kilometre Capcapo mining project (OYM press release dated November 23, 2006). Also part of the agreement terms is a Right of First Refusal covering approximately 320 square kilometres of other AMIC / Jabel Corporation tenements within this highly prospective area.

B. Operation Activities

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006. Since September 30, 2006, our Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 1,460 ounces of gold were sold for proceeds of $1,119,084 during the first quarter of 2007.

During the quarter ended March 31, 2007, the Company’s costs and expenses were $4,015,019, representing an increase of $3,055,948 from $959,071 for quarter ended March 31, 2006. The difference is principally due to: cost of sales of $1,577,892, a non-cash increase of $645,245 in stock-based compensation related to the grant of options, a decrease of $27,561 related to regulatory fees for the TSX listing, an increase of $257,708 in management fees and salaries mainly related to the staffing increases, an increase of $76,293 of professional fees related to audit, legal and compliance work, an increase of $26,869 in office and general administration expenses, a decrease of $37,169 in investor relations and promotion, an increase of $113,542 in consulting fees, a decrease of $80,456 in travel, an increase in amortization of $450,826 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006 and an increase of $37,796 in exploration activities in Southeast Asia.

Interest expense increased from nil in 2006 to $128,879 in 2007, as a result of the Macquarie financing arrangement. Transactions costs of $265,488 were expensed in Q1 2007 when the potential Zedex merger was withdrawn.

C. Finance and Capital Activities

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at March 31, 2007, the cash and cash equivalents’ balance is $13,529,901 compared to $4,101,536 as at December 31, 2006. The increase was mainly due to a private placement that closed on March 19, 2007 where the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000. All shares issued have a hold period in Canada until July 20, 2007. The net proceeds are intended to be used for ongoing exploration, scoping studies, technical reports and development work on the Company’s mineral projects and for general corporate purposes.

In February 2006, the Company also entered into a US$2.0 million loan facility (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 but may be extended to June 30, 2008 at the option MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until June 30, 2007 and $0.4514 until June 30, 2008, if the loan is extended. The Company can also accelerate conversion of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions.

During the quarter ended March 31, 2007, Olympus invested $1,098,016 in exploration and development expenses and $531,579 in acquisitions of property, plant and equipment.

The Company is evaluating project funding for Phuoc Son Dak Sa (VN320) to determine whether it will be raised either through equity and/or debt financing. The Company has been successful in accessing the equity markets in the past; and, while there is no guarantee that this will continue to be available, management has no reason to expect that it will not be able to access the equity markets in the future. The ability of the Company to continue operations beyond 2007 is dependent upon obtaining the necessary funding to continue its exploration programs or the realization of proceeds from the sale of one or more of its properties and/or assets.

C.1 Transactions with Related Parties

During the period ended March 31, 2007, the Company entered into the following transactions with related parties:

a)	Paid or accrued $21,230 in legal fees to a company controlled by a director of the Company as compared to $67,424 in 2006. Services are not under contract and are engaged as required.
b)	Paid or accrued $130,188 in management fees and $25,778 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2006, the Company paid or accrued $127,063 in management fees and $40,285 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.
c)	Paid or accrued $21,331 in royalties as compared to nil in 2006. Royalties incurred are a result of an ongoing contract with the related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Summary of Quarterly Results

	2007		2006			2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest Income	37,082	69,601	108,709	91,682	2,164	11,282	1,956	1,820
Net Loss	3,303,222	6,947,446	850,201	719,496	961,744	673,280	660,191	1,008,881
Loss per share (1)	0.02	0.04	0.01	0.00	0.01	0.00	0.01	0.01
Deferred exploration and development cost additions	1,098,016	233,401	1,211,896	2,184,525	1,442,439	1,865,152	1,526,470	1,170,899
Capital assets additions	531,579	1,711,591	1,361,148	579,963	94,547	1,450,330	646,623	1,446,538

(1) Basic and diluted

D. Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In this MD&A, the Company has provided an update for any changes in accounting policies. A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2006.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation. All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs, and further expenditures. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.

AROs occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties. AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest. The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change. Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs. Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs. Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred. Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with CICA HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date. Significant assumptions used under the Black-Scholes valuation model, which is used to fair value the options, include the expected term and stock price volatility. The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited. The Company has used historical data to determine volatility in accordance with the Black-Scholes model. For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis. Refer to Notes 2 and 8(b) of the audited consolidated financial statements for further details on stock options.

Change in Accounting Policies
The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after January 1, 2007. The adoption of Section 3855 had no effect on the Company’s financial statements except for the reclassification of deferred financing cost from long term assets to net against the loan facility as required under Section 3855.

b) Section 1530 - Comprehensive Income. Comprehensive Income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no effect on the Company’s financial statements.

D.1 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

D.2 Contractual Obligations and Commitments

As at March 31, 2007
Payments Due by Period	Total	Less than One Year		2 - 10 years
Debt facility	$2,309,200	$2,309,200	$
Capital lease obligation	330,786	330,786		-
Operating lease	44,445	40,808		3,637
Purchase Obligations - supplies and services	1,154,263	1,139,888		14,375
Purchase obligations - capital	1,042,583	1,030,833		11,750
Purchase obligations - power supply	181,850	181,850		-
Asset retirement obligations	1,262,314	59,173		1,203,141
Total	$ 6,325,441	$5,092,538		$1,232,903

D.3 Other Information

As of April 30, 2007, the Company had issued and outstanding 186,716,762 common shares. Effective May 1, 2007, Colin Patterson, President of Olympus, assumed the position of Chief Executive Officer and that Peter Tiedemann, Acting Chief Financial Officer and Corporate Secretary, accepted these appointments on a permanent basis.

D.4 Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity market risk. The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts payable and accrued liabilities. The excess cash balances are invested in short-term investments. Foreign currency exposure is minimized by timely conversions of Canadian dollars into United States dollars. The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing. We are exposed to interest rate fluctuations as our interest rate on our Macquarie facility floats with the market equal to LIBOR plus 2.75%.

D.5 Disclosure Controls and Procedures

Olympus’ executive officers have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the date of this report, and believes them to be effective in providing such reasonable assurance.

D.6 Regulatory Reporting in the United States

In November 2006, the Company filed an initial registration statement, Form 20F, with the United States Securities and Exchange Commission (“SEC”). As part of the filing process with the SEC, the Company has received comments from the SEC on the amended 20F initial registration statement and is processing these comments

D.7 Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

  Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to located and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.
  Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business: With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

   We Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.
   Commodity Price Fluctuations - if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.
   We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.
   If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

  Non-Compliance with Environmental Regulation May Hurt Our Ability to Perform Our Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.
  If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License. Then, the Company requires a prospecting license, an exploration license and a mining license, depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur.
  If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on the Company.
  Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.
  Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible, for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and, as such, the Company may be affected by possible political or economic instability in that country. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in that country may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted.

  Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs. Currently, if interest rates were to rise, this would impact the interest incurred on the loan facility with Macquarie Bank Limited which bears interest at LIBOR plus 2.75%.
  Our Stock Price Could be Volatile: The market price of our common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant, decline on the market price of common shares.
   Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase. Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.
  We Do Not Plan to Pay any Dividends in the Foreseeable Future. The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

  Shareholders Could Suffer Dilution of the Value of their Investment if We Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.
  In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Activities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, an negative impact on our ability to conduct our activities and could cause a decline in profitabilility of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chief Executive Officer, President, Country Manager and Chief Financial Officer.
  Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies: Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.
  Future Sales of Common Shares by Existing Shareholders Could Decrease the Trading Price of Our Common Shares: Sales of large quantities of our common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.
  We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the HoGan Mine into Production: The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (“HoGan Mine”) into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating  the amount of reserves, grade recovery from processing and mineralization. Accordingly, as the Company attempts to scale up the HoGan Mine to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability. Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

  The Company Conducted only Limited Drilling on its Bong Mieu Property so its Decision to Place the HoGan Mine into Production May be Based upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the HoGan Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may be based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.
  Because the Company’s Testing of its Mining Process at the HoGan Mine was Limited to Small Pilot Plant and Bench Scale Testing, it may be Unable to Obtain the Expected Metallurgical Recoveries when It Scales Up its Operations, Rendering the Project Unprofitable: Before the Company placed the HoGan Mine into production, it built a pilot plant and conducted bench scale testing. A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore. Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Ho Gan Mine. The mine commenced limited operations in 2006, pouring its first gold bar in March 2006. At that time, it was determined that the mining process had to be reconfigured. Consequently, the Company has taken steps to modify its mining process, causing Company not to meet its planned production goals. The current ore throughput at the mine is approximately 500 tonnes per day. The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.
Since the HoGan Mine, as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the HoGan Mine, actual construction costs, operating costs and economic returns differ materially from those initially estimated. The Company cannot be certain that the HoGan Mine will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows. Accordingly, if the HoGan Mine, or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

E.  Outlook
  During 2007, the Company has an estimated budgeted spend of US$5M on its exploration program and US$21M for the Phuoc Son mine construction. Achieving these budgeted expenditures is dependent upon obtaining the necessary funding during 2007.
  Focus on continued cost control.
F.  Forward-Looking Statements

This quarterly report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this quarterly report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.